FEDERATED INVESTMENT SERIES FUNDS, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 21, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INVESTMENT SERIES FUNDS, INC.

FEDERATED BOND FUND (the “Fund”)

Class R6 Shares

1933 Act File No. 33-60411

1940 Act File No. 811-07309 ____

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on September 8, 2016 on its Rule 485(a) Post-Effective Amendment No. 48 and Amendment No. 49, with respect to the Fund, submitted on July 25, 2016. The filing was made to register R6 Shares.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Web Page: The “Portfolio Characteristics” web page for the Fund indicates that 28% of the portfolio holdings are allocated to High Yield Bond Portfolio. The web page also reflects the Fund’s portfolio composition and suggests that 72.4% of the Fund’s portfolio holdings were rated “BBB” or higher as of July 31, 2016. Please tell us whether, and if so how, the holdings of High Yield Bond Portfolio are reflected within the Fund’s portfolio composition.

Response: With regards to the holdings of the High Yield Bond Portfolio, the Registrant notes that such holdings include both a small allocation to cash and a small allocation to securities rated “BBB.” Accordingly, the sum of the Fund’s portfolio composition breakdown does not perfectly align with the Fund’s holdings in the High Yield Bond Portfolio. The Registrant confirms that it is in the process of updating its web page “Portfolio Characteristics” information to better reflect the High Yield Bond Portfolio’s holdings in the Fund’s portfolio composition.

Comment 3: Web Page: Please consider providing a more informative breakdown for the Fund’s sector investments, such as GICs, instead of describing them as “Investment Grade Corporates” and “High Yield”.

Response: The Registrant respectfully acknowledges the comment but confirms that “Investment Grade Corporates” and “High Yield” are the two main components of the Fund and that such descriptions are consistent with the “Portfolio of Investments Summary Table” in the Fund’s recent annual and semi-annual shareholder reports. Accordingly, the Registrant respectfully declines to make any changes in response to this comment at this time. However, the Registrant notes that it is in the process of developing additional economic sector or industry breakdowns for the Fund’s web page disclosure.

Comment 4. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 5: Summary Strategy: The Fund’s name references “bond” and the Fund’s “Names Rule” policy provides that: “The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in fixed-income investments.” Please tell us why you think the terms “bond” and fixed-income investments are synonymous.

Response: Pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the Fund has adopted its “Name Rule” policy because the Fund’s name suggests that the Fund focuses its investments on fixed-income securities. The Registrant believes the terms “bond” and “fixed-income investments” are synonymous because the use of “bond” and “fixed-income investments” are used interchangeably throughout the fund industry in relation to “Names Rule” policies. In addition, the Registrant confirms that the Fund’s Board of Directors reviewed and approved the Fund’s non-fundamental “Names Rule” policy.

Comment 6: Summary “Risk of Loss After Redemption”: The disclosure indicates that the “Fund may also invest in trade finance loan instruments primarily by investing in other investment companies (which are not available for general investment by the public) that own those instruments, is advised by an affiliate of the Adviser and is structured as an extended payment fund (EPF).” Please tell us how these funds work and the Fund’s proposed investment in them. In this respect, please tell us more about the redemption pricing and payment cycles for the EPF and how you concluded that these are appropriate investments for the Fund.

Response: The Registrant notes that although the Fund does not presently invest in trade finance loan instruments, if it were to, such investments would be through the Federated Project and Trade Finance Core Fund (the “Core Fund”), which is an investment company (which is not available for general investment by the public) managed by the Fund’s investment adviser or an affiliate of the adviser. To date, the Fund has not invested in the Core Fund. As noted in the Fund’s prospectus, the price of shares redeemed of the Core Fund may be determined as of the closing NAV of the Core Fund up to twenty-four days after receipt of a shareholder redemption request. Accordingly, the Registrant acknowledges that if the Fund were to invest in the Core Fund, such investment would be considered an illiquid security and the Fund, in keeping with its non-fundamental investment limitation, will not purchase securities for which there is no readily available market, if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the Fund’s net assets.

Comment 7: Risk/Return Bar Chart: Until the Fund’s R6 Shares have actual returns, please re-label the bar chart to remove the implication that the returns indicated are R6 returns.

Response: The Registrant respectfully notes that the performance figures shown in the Risk/Return Bar Chart are the existing Class A Shares of the Fund and are provided in accordance with Instruction 3. (b) to Item 4(b)(2) of Form N-1A. The Registrant has shown the annual total returns for the Class A Shares adjusted to reflect the expenses applicable to R6 Shares as the new Class R6 shares have not yet commenced operations. The Fund has disclosed that the performance figures shown are for a class that is not presented in the prospectus that would have annual returns substantially similar to those of the R6 Shares because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Therefore, the Registrant respectfully declines to add the suggested disclosure.

Comment 8. Prospectus – “Loan Instruments (a Fixed-Income Security)”: There is extensive discussion regarding ‘trade finance’ within the description of “Loan Instruments.” Consider adding disclosure indicating the approximate range of the Fund’s assets associated with trade finance and if it is a material amount, explain how the assets are valued and if they are believed to be liquid, and how this conclusion is reached.

Response: As discussed above in the response to Comment 6, the Registrant confirms that the Fund does not currently invest any of its assets in trade finance investments. As such, the Registrant respectfully declines to add the suggest disclosure regarding the valuation and liquidity of such investments.

To the extent that the Fund does invests in trade finance investments, such exposure would be through the Core Fund, as discussed above in response to Comment 6. Any such investment by the Fund in the Core Fund would be deemed illiquid and would be subject to the Fund’s non-fundamental investment policy limiting investments in illiquid securities, in the aggregate, to 15% of the Fund’s net assets.

Comment 9. Prospectus – “Loan Instruments (a Fixed-Income Security)”: The disclosure indicates investments may include letters of credit and certain other types of credit extensions and risk participation interests. Please tell us more about the Fund’s intention to engage in these activities. In this respect, we are particularly concerned about the potential creation of unfunded commitments to lend and how the Fund would comply with the Investment Company Act with respect to leverage. Please ensure your response addresses this and other material regulatory issues arising from these proposed activities.

Response: The Registrant confirms that the Fund does not have any present intentions of investment in letters of credit and certain other types of credit extensions and risk participation interests. If, in the future, the Fund were to invest in such instruments, such exposure would be through an investment in the Federated Bank Loan Core Fund (the “Bank Loan Core Fund”), an investment company (which is not available for general investment by the public) managed by the Fund’s investment adviser or an affiliate of the adviser.

In addition, the Registrant notes that, as part of its next regularly scheduled annual update to the Fund’s prospectus, it will consider any appropriate revisions regarding the actual or anticipated use of certain loan-related instruments, either directly or through the Bank Loan Core Fund.

Comment 10. Prospectus – “Loan Assignments (a Type of Loan Instrument)”: Please tell us the difference between risk participation interests and a credit default swap.

Response: The Registrant notes that risk participation interests are agreements entered into in connection with loan participation agreements, which have many of the same characteristics as credit default swaps. However, a risk participation agreement allows a bank to reduce its credit exposure to a borrower by selling off a piece of a loan or other obligation to another bank. In contrast, a credit default swap is an off-balance sheet derivative contract by which a bank may hedge its exposure to a borrower by buying protection in the form of the credit default swap. In addition, credit default swaps can be used to get exposure to the credit of an issuer without making a loan or buying a bond related to such issuer.

Further, the Registrant confirms that the Fund’s potential investment in a risk participation agreement would be accomplished through the Fund’s investment in the Bank Loan Core Fund, whereas the Fund would be able to directly enter into a credit default swap.

Comment 11: Prospectus – “Interest Rate Risk”: Please consider providing a duration example explaining how the portfolio will be impacted by a 1% change in interest rates.

Response: The Registrant will add the following discussion to the statutory risk factor “Interest Rate Risk”:

“The following illustrative example is intended to demonstrate the effect that “duration” may have on a mutual fund portfolio. Assume that a mutual fund’s dollar-weighted average duration is 4.0 years at a particular point in time, and that a relevant interest rate on that same date was 4.0%. Understanding that duration generally represents the potential change in value given a 100-basis-point (1.00%) change in a relevant interest rate, and assuming that the mutual fund’s dollar-weighted average duration, portfolio, portfolio structure and other relevant factors that could affect the value of the mutual fund remain unchanged, then: (a) if interest rates rise to 5.0% over a 12-month period, the mutual fund’s net asset value (NAV) theoretically would decline by 4.0%; and (b) if interest rates decline to 3.0% over a 12-month period, the mutual fund’s NAV theoretically would increase by 4.0%.

Comment 12: Prospectus - Redemption In-Kind: We note that you reserve the right to redeem in kind. If applicable, please inform investors that they may not receive a pro rata portfolio distribution and may receive securities that are more concentrated than the portfolio they were redeemed from. Please inform investors that they will be responsible for any transaction costs associated with liquidating securities they receive.

Response: The Registrant respectfully notes that Redemption in-Kind disclosure is required in Statement of Additional Information (SAI) Item 23(d) of Form N-1A. As such, the Registrant believes that the Fund appropriately provides disclosure about the risks associated with in-kind securities as part of the following SAI language:

“Redemption in-kind is not as liquid as a cash redemption. Shareholders receiving the portfolio securities could have difficulty selling them, may incur related transaction costs and would be subject to risks of fluctuations in the securities’ values prior to sale.”

Therefore, the Registrant respectfully declines to add the requested disclosure.

Comment 13: SAI – Credit Linked Note: Consider adding disclosure that these investments are also subject to credit risk of the issuing entity.

Response: The Registrant will add the following disclosure to the section “Credit Linked Note”:

“CLNs are also subject to the credit risk of the special purpose entity which issued the credit linked note.”

Comment 14. SAI – Inter-Fund Borrowing and Lending Arrangements: The disclosure indicates that the Fund can invest in affiliated funds to a significant extent. Please briefly explain how the investments are in compliance with Section 12(d) of the Investment Company Act.

Response: The Registrant confirms that the SEC has granted an exemption that permits the Fund and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to directly lend and borrow money from each other for temporary purposes as part of an interfund lending program, provided that the loans are made in accordance with certain conditions contained within the exemptive order. This exemption explicitly exempts such inter-fund borrowing and lending arrangements from the requirements of Section 12(d)(1), which generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issues by any other investment company except in accordance with the limitations set forth in that section.

The Registrant also affirms that, as of May 31, 2016, the Fund did not have any outstanding loans pursuant to the interfund lending program and that during the six months ended May 31, 2016, the Fund did not utilize the interfund lending program.

Comment 15. SAI – What do Shares Cost?, “Determining Market Value of Securities”: The SAI references under the 5th bullet point that “Fixed-income securities and repurchase agreements acquired with remaining maturities of 60 days or less are valued at their amortized cost as described below,…” Please revise the disclosure of fixed-income securities with remaining maturities of 60 days or less to be consistent with the amortized cost method of the 2014 Money Fund Reform release.

Response: The Registrant respectfully acknowledges the comment confirms that it is currently reviewing complex-wide disclosure for all relevant Federated funds regarding the use of the amortized cost method for fixed-income securities with remaining maturities of 60 days or less. The Registrant notes that it expects to provide updated disclosure, consistent with the 2014 Money Fund Reform release as part of the Fund’s next regularly scheduled update to its prospectus and SAI.

In connection with the review of this filing by the staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-6603.

Very truly yours,

/s/ Kimberly R. Lieb

Kimberly R. Lieb

Senior Paralegal